October 17, 1996
Jim Martinelli
Treasurer & Chief Financial Officer
(412) 352-4455



II-VI INCORPORATED ANNOUNCES RECORD FIRST QUARTER RESULTS

PITTSBURGH, PA., October 17, 1996--II-VI Incorporated
(NASDAQ NMS: IIVI) today reported results for its first fiscal quarter ended September 30, 1996. Net earnings for the period increased 106% to $1,660,000 ($0.25 per share) on revenues of $12,110,000. These results compare with net earnings of $806,000 ($0.15 per share) on revenues of $8,088,000 in the first quarter of last fiscal year.

Bookings increased 61% to $12,927,000 for the quarter from $8,017,000 for the same period last year. Approximately two-thirds of the increase was attributable to bookings from the VLOC operation and includes $1,100,000 of Research and Development contract awards. Infrared optics and materials bookings accounted for most of the remaining increase. Bookings from the eV PRODUCTS division of nearly
$400,000 doubled last year's first quarter bookings.

Manufacturing revenues increased 46% to $11,592,000 for the quarter from $7,957,000 for the same period last year.
Increased shipments of the VLOC operation accounted for the majority of this increase. Improved shipments were recorded in all of the markets served by the Company.

Manufacturing gross margin was $5,244,000 or 45% of net sales for the quarter compared to $3,401,000 or 43% of net sales for the same period last year. Improved manufacturing efficiency in the VLOC operation was the primary driver to the increased gross margin as a percentage of revenues. This was partially offset by the strengthening of the U.S. dollar against the Japanese yen.

Selling, general and administrative expenses were $3,030,000 or 25% of revenues for the quarter as compared to $2,131,000 or 26% of revenues for the same period last year. The expense increase is attributable to increased expenses in the VLOC operation, higher compensation expense associated with the Company's worldwide profit-driven bonus programs and higher general and administrative expenses needed to support the Company's growth.

Francis J. Kramer, president and chief operating officer stated, "Market demand for our products continues to grow rapidly. We have invested in all of our manufacturing operations and have increased the capacity to support this increased demand. Our focus on quality, service and cost is aimed at establishing and maintaining leadership positions in every market we serve."

Headquartered in Saxonburg, Pennsylvania II-VI Incorporated designs, manufactures and markets optical and electro-optical components, devices and materials for precision use in infrared, near infrared, visible light and x-ray instruments and applications. The Company's infrared products are used in high-power CO2 (carbon dioxide) lasers for industrial processing worldwide. The Company's VLOC operation manufactures near infrared and visible light products used in industrial, scientific and medical instruments and solid-state (such as YAG and YLF) lasers. II-VI is also developing and marketing solid-state x-ray and gamma-ray products for the nuclear radiation detection industry through its eV PRODUCTS division.


II-VI Incorporated and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)
($000 except per share data)

                                               Three Months Ended
                                                   September 30,
                                                 1996        1995
Revenues

Net sales                                      11,592       7,957
Contract research and development                 518         131
                                               12,110       8,088


Costs, Expenses & Other Income

Cost of goods sold                              6,348       4,556
Contract research and development                 395         101
Internal research and development                 124         148
Selling, general and administrative expenses    3,030       2,131
Interest and other (income) expense - net        (125)         16
                                                9,772       6,952

Earnings Before Income Taxes                    2,338       1,136

Income Tax Expense                                678         330

Net Earnings                                  $ 1,660      $  806

Earnings Per Share                            $  0.25      $ 0.15


Average Shares Outstanding                      6,743       5,506



II-VI Incorporated and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
($000)


                                           September 30,  June 30,
Assets                                          1996        1996

Current Assets
  Cash and equivalents                      $   8,606    $  9,417
  Accounts receivable                           9,177       8,712
  Inventories                                   6,004       5,490
  Other current assets                          1,149       1,036
    Total Current Assets                       24,936      24,655

Property, Plant & Equipment, net               15,762      15,085
Other Assets                                    4,353       4,429
                                            $  45,051    $ 44,169

Liabilities and Shareholders' Equity

Current Liabilities
  Notes payable                             $   1,167    $  1,393
  Accounts payable                              1,276       1,260
  Other current liabilities                     3,993       5,315
     Total Current Liabilities                  6,436       7,968

Long-Term Debt--less current portion              731          45

Deferred Income Taxes                           1,753       1,753

      Shareholders' Equity                     36,131      34,403
                                            $  45,051    $ 44,169